September 19, 2006
Via EDGAR and Courier
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Peggy Fisher Assistant Director
Re:	Richardson Electronics, Ltd. Registration Statement on Form S-1/A Filed February 7, 2006 File No. 333-130219
Dear Ms. Fisher:

We are writing this letter on behalf of Richardson Electronics, Ltd. (the “Company” or “Richardson”) in response to the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated February 21, 2006 regarding the above-referenced filing.

On July 12, 2006, we submitted a letter with the Company’s responses to all of the Staff’s comments in the comment letter other than comments 1, 7 and 16 but did not file an amended registration statement because the Company was evaluating certain accounting errors and their impact on previously filed financial statements. The responses to comments 1, 7 and 16 were omitted at that time because those comments did not relate to the Company’s financial statements, but rather related solely to other aspects of the Form S-1/A filed on February 7, 2006.

On August 31, 2006, the Company filed amended quarterly reports for the fiscal quarters ended September 3, 2005 and December 3, 2005, and an amended annual report for the fiscal year ended May 28, 2005, and is now able to file an amended Registration Statement. Accordingly, this letter sets forth comments 1, 7 and 16 (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Pre-Effective Amendment No. 2 to the Registration Statement, together with copies which are marked to show the changes from Pre-Effective Amendment No. 1.

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Peggy Fisher
Securities and Exchange Commission
September 19, 2006

Amendment No. 1 to Form S-1

Risks Related to Owning Our Notes, page 20

1.	We note your response to comment 6 in our letter to you dated January 4, 2006. It appears from section 2.01 of the indenture that beneficial owners’ ability to exercise certain rights of note holders under the Global Note will be limited. Please revise your disclosure accordingly, or tell us why you believe disclosure of this information is not appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the section entitled “Risk Factors - Risks Related to Owning Our Notes” to add a new risk factor entitled “Holders of beneficial interests in global notes may be subject to certain limitations, including limitations on their ability to transfer or pledge the notes, due to the global note structure.” The new risk factor identifies certain limitations on the rights of noteholders as a result of the Global Note.

Principal Stockholders, page 68

7.	Please expand your response to prior comment 12 to clarify whether any individual or group directly or indirectly has or shares voting or investment power for the entities where you have not identified particular individuals. If there are no such individuals, please explain to us how the entities operate to make voting and investment decisions regarding your shares, and tell the names of those who serve as officers and directors of the entities.

Response: The Company has revised the Principal Stockholders table on page 59 to include beneficial ownership information for T. Rowe Price Associates, Inc.

In response to the Staff’s comment number 12 in the Staff’s letter to the Company dated January 4, 2006, the Company contacted Loomis Sayles & Company, L.P. (“Loomis”) via telephone and electronic mail, to inquire as to the beneficial ownership of the Company’s securities held by Loomis and was informed that no individual or group of individuals is responsible for these investment and voting decisions. In response to comment number 7 in the Staff’s letter dated February 21, 2006, the Company again attempted to obtain this information from Loomis via telephone and electronic mail. The Company remains unsuccessful in its attempts to ascertain how Loomis makes its investment decisions with respect to the Company’s securities. With respect to voting decisions, the Company has learned that, in most instances, Loomis employs the services of Institutional Shareholder Services Inc. for guidance on voting its securities. A limited number of Loomis account holders maintain their own voting control. Pursuant to the Staff’s request, a listing of Loomis’ current directors and executive officers follows. The current directors of Loomis are: Robert J. Blanding, Lauriann Kloppenburg, Kevin P. Charleston, Jean S. Loewenberg, Daniel J. Fuss, Jaehoon Park, John F. Gallagher, Mark E. Smith, John R. Gidman, and Peter S. Voss. The current executive officers for Loomis are Robert J. Blanding, Chairman, Chief Executive

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Peggy Fisher
Securities and Exchange Commission
September 19, 2006

Officer and President, Daniel J. Fuss, Vice Chairman and Executive Vice President, Kevin P. Charleston, Executive Vice President and Chief Financial Officer, John F. Gallagher, III, Executive Vice President, John R. Gidman, Executive Vice President and Chief Information Officer, Lauriann Kloppenburg, Executive Vice President, Jaehoon Park, Executive Vice President, Mark E. Smith, Executive Vice President, Jean S. Loewenberg, Executive Vice President, General Counsel and Secretary, Paul J. Sherba, Treasurer, Vice President and Controller and Donald P. Ryan, Chief Compliance Officer and Vice President.

The Company has thus far been unsuccessful in its attempts, via telephone and electronic mail, to ascertain how Wells Fargo & Company (“Wells Fargo”) makes its investment and voting decisions with respect to the Company’s securities. Pursuant to the Staff’s request, a listing of Wells Fargo’s current directors and executive officers follows. The current directors of Wells Fargo are Lloyd H. Dean, Susan E. Engel, Enrique Hernandez, Jr., Robert L. Joss, Richard M. Kovacevich, Richard D. McCormick, Cynthia H. Milligan, Nicholas G. Moore, Philip J. Quigley, Donald B. Rice, Judith M. Runstad, Stephen W. Sanger, John G. Stumpf, Susan G. Swenson, and Michael W. Wright. The current executive officers of Wells Fargo are Howard I. Atkins, Senior EVP and Chief Financial Officer, Patricia R. Callahan, EVP, Compliance and Risk Management, David A. Hoyt, Senior EVP, Wholesale Banking, Richard M. Kovacevich, Chairman and Chief Executive Officer, Richard D. Levy, SVP and Controller, Avid Modjtabai, EVP, Human Resources, Michael J. Loughlin, EVP and Chief Credit Officer, Mark C. Oman, Senior EVP, Home and Consumer Finance, James M. Strother, EVP, General Counsel, Law and Government Relations, John G. Stumpf, President and Chief Operating Officer and Carrie L. Tolstedt, Group EVP, Regional Banking.

Exhibits

Exhibit 5.1 Legality Opinion

16.	Revise the first sentence of page 5 of the opinion to make clear that investors are entitled to rely on the opinion, or remove language which implies that they cannot so rely.

Response: The language in the opinion which had implied that the investors cannot rely on the opinion has been revised to make it clear that investors are entitled to rely on the opinion.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2438, or Todd M. Kaye at 314-259-2194, or either of us by fax at 314-259-2020.

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Peggy Fisher
Securities and Exchange Commission
September 19, 2006

Very truly yours,

C. Brendan Johnson

cc:	Eduardo Aleman
Kaitlin Tillan
Securities and Exchange Commission
David J. Gilmartin
David J. DeNeve
Richardson Electronics, Ltd.
Scott Hodes
Bryan Cave, LLP

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